

August 23, 2012

<u>Via Facsimile</u>
Mr. James C. Flores
President and Chief Executive Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, Texas 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-31470**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Oil and Gas Reserves, page 9</u>

1. We note you have elected to present unproved reserve quantities within your annual report. Please explain the reasons for the material variance in the probable undeveloped gas reserves quantities you report in your table on page 11 versus the estimated probable undeveloped gas reserves presented in your third party engineer report, filed as Exhibit 99.1.

   Please confirm the probable reserves you have presented meet the definition set forth in Rule 4-10(a)(18) of Regulation S-X, as well as adhere to the guidance set forth in Section 117 of the Compliance and Disclosure Interpretations.

Hydraulic fracturing, page 30

2.   We note your disclosure here and elsewhere that you engage in hydraulic fracturing, that natural gas accounts for the majority of your proved reserves and that you have operations in the Eagle Ford and Haynesville shale formations. Accordingly, in an appropriate location, please provide a more detailed discussion of the hydraulic fracturing process, what it entails, how it is done, etc. Also, if material, please provide risk-factor disclosure addressing the specific operational and financial risks associated with hydraulic fracturing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Kimberly Calder (Assistant Chief Accountant) at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director